SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A_

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 8 May 2002

P M GILLARD
SECRETARY

NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

Proposed Fletcher Challenge Forests Share Consolidation

Auckland, 08 May 2002 – The Board of Fletcher Challenge Forests today announced its intention, subject to regulatory and legal approvals, to undertake a share consolidation. This would take place later in the year, immediately after the Annual Shareholders' Meeting.

The Company has been advised by the New York Stock Exchange (NYSE) that for a period earlier this year, it did not comply with one of the NYSE's listing criteria, namely a US$1 minimum average closing American Depositary Receipt (ADR) price over a consecutive 30 trading-day period. Both classes of Fletcher Challenge Forests' shares are traded on the NYSE in the form of ADRs, a programme for non-US issuers, at a ratio of 10 Forests shares per one ADR.

The company is required to satisfy the NYSE that further breaches of the listing criteria will not occur in the future and that the current ADR price will remain over $1.

The proposed share consolidation will remedy this compliance issue. The Board will determine the consolidation ratio at a later date. There is no current plan to change the ADR ratio of 10:1, i.e., there will still be 10 shares after consolidation to each ADR.

Continues...

To:	BUSINESS EDITOR	From:	Paul Gillard Company Secretary FLETCHER CHALLENGE FORESTS
Fax:	AUTO	Telephone: Mobile: Fax:	64-9-571 9846 0274 320 310 64-9-571 9872

Please note: If you do not receive 2 page(s) including this page, or if any page is not readable, please call the sender immediately on telephone 64-9-571 9814.

The Chairman of Fletcher Challenge Forests, Sir Dryden Spring, noted that Fletcher Challenge Forests has been listed on the NYSE since 1993. "We have established a large and loyal shareholder following in the US and a consolidation of our shares will support our continued presence in this important capital market," he said.

Measures to implement the consolidation will need to be approved at the company's Annual Shareholders' Meeting in November 2002. Further details will be provided to shareholders in conjunction with the Notice of Annual Meeting.

Ends